Exhibit 99.c
CBS Inc.
51 West 52 Street
New York, New York 10019
(212) 975-4321
                                                  July 14, 1994

            CBS INC. AND GROUP W REACH COMPREHENSIVE AGREEMENT

           Establish Long-Term Affiliations Between CBS and the
           Group W Stations; Create New Television Distribution,
                     Programming and Ad Sales Entities


     CBS Inc. and Westinghouse Broadcasting Company (Group W) today announced an agreement by which the companies will join in a comprehensive strategic partnership establishing long-term station affiliations between CBS and all the Group W television stations and creating new, jointly-held entities that will expand both companies' distribution and programming capabilities nationwide.

     The agreement was announced by Bill Korn, President and Chief Executive Officer of Group W, and Laurence A. Tisch, Chairman, President and Chief Executive Officer of CBS Inc. The companies announced that, under the terms of the letter of agreement signed today by Group W and CBS:

     Group W will sign 10-year affiliation agreements with CBS for each of its major-market VHF television stations, which include: KPIX-TV San Francisco (the no. 5 ranked market) and KDKA-TV Pittsburgh (no. 17), both already CBS affiliates; WBZ-TV Boston (no. 6) and KYW-TV Philadelphia (no. 4), NBC affiliates, and WJZ-TV Baltimore (no. 22), an ABC affiliate. Together, the five markets account for 9.7 percent of the country's television households.

     At the same time, the two companies announced their intention to form a joint venture to acquire additional major-market television stations over the next several years. Group W will own a majority interest in the venture and exercise full operational control of the newly acquired stations. In Philadelphia, where both companies own television stations, KYW-TV, formerly an NBC affiliate, will become part of the new station ownership joint venture. WCAU-TV, the CBS Owned station, will be divested, and the outcome of that sale or trade will be implemented to build the portfolio of the joint venture. Jonathan Klein, President of Group W Television, will be president of the new joint venture.

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     The two companies further announced their intention to
     create an equal partnership to produce programming for both Group W's and CBS's Owned television stations and for distribution to other stations. This partnership will become effective upon termination of existing Financial Interest and Syndication regulations, which is expected to occur in November 1995. Until that time, Group W will undertake the production of programming for distribution on the CBS and Westinghouse stations, as well as those of other broadcasters.

     Group W and CBS further announced their intention to merge their advertising sales representation operations. The resulting entity would be responsible for the sale of time on both the Group W and CBS stations. Group W will own a majority interest in the new rep firm and would exercise full operational control of the venture.

     "We are delighted to create this alignment with CBS, which will help both organizations accomplish important long-term strategic goals," said Group W President and Chief Executive Officer Bill Korn. "In addition to building on our long and valuable association with the Network, we will grow and expand both our television distribution systems, as well as create a dynamic new programming company that will capitalize on our mutual history of success, creativity and innovation. This new programming partnership will dramatically expand our activities and make us a major industry supplier in the growing multi-channel universe."

     "For over two months we and Group W have been in intense and constructive discussions regarding this alliance. The result is this very exciting agreement, which further demonstrates our commitment to the network/affiliate system and our firm belief on the future of broadcasting," said Laurence A. Tisch, Chairman, President and Chief Executive Officer of CBS Inc. "Both we at CBS and our new partners at Group W share the same fundamental traditions and the same vision for our business. This association will only serve to enhance our collective efforts and provide us with tremendous new business and programming opportunities in the future."

     "We are very pleased to join with CBS in these long-term agreements," said Michael Jordan, Chairman and Chief Executive Officer of Westinghouse Electric Corporation, Group W's parent corporation. "This agreement underscores the underlying health of the network-affiliated broadcasting business and the inherent value of broadcasting properties, which continue to retain their importance to the public in this competitive media environment. today's actions also provide further justification, if any were needed, for our stated decision to invest and grow our

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broadcasting company under the excellent management team that we have in place."

     "It is a pleasure to be joining in this far reaching agreement with Group W and its senior management," said Peter A. Lund, President, CBS Television Network and Executive Vice President, CBS/Broadcast Group. "This is a tremendous opportunity for us both to maximize the value and expertise of our various enterprises and to creatively and aggressively embrace new strategic opportunities."

     CBS currently owns television stations in seven markets, which account for 21.8 percent of the country's television households: WCBS-TV New York (the no. 1 ranked market), KCBS-TV
Los Angeles (no. 2), WBBM-TV Chicago (no. 3), WCAU-TV
Philadelphia (no. 4), WCCO-TV Minneapolis (no. 14), WCIX-TV Miami
(no. 16) and WFRV-TV Green Bay (no. 65).

     Westinghouse Broadcasting Company, Inc. (Group W) is a wholly owned subsidiary of Westinghouse Electric Corporation, with interests in television and radio, program production and distribution, syndication and cable.

     The agreement is subject to the execution of definitive documentation.

Contact:  Gil Schwartz, Group W     Ann Morfogen, CBS
          212/307-3441              212/975-8088

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